02047689

P.E.
7/31/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **July, 2002**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-______________.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **24 July, 2002** By

*Print the name and title under the signature of the signing officer.

Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX & MEDIA RELEASE **24 JULY 2002**

MARSHALL EDWARDS, INC. AND THE NATIONAL INSTITUTES OF HEALTH JOIN FORCES TO STUDY THE ANTI-CANCER DRUG, PHENOXODIOL.

Novogen's listed subsidiary, Marshall Edwards Inc. (AIM:MSH), has signed a Materials Cooperative Research and Development Agreement with the National Institute of Dental and Craniofacial Research (NIDCR), an Agency of the National Institutes of Health in the USA.

The NIDCR is actively involved in research on novel therapies to treat oral, as well as head and neck, cancers. The agreement with the NIDCR is part of an international collaboration to further define the clinical applications of phenoxodiol.

Phenoxodiol is under development as a primary anti-cancer therapy for a broad range of human cancers and is currently being tested in clinical trials in patients with advanced cancers in American and Australian hospitals.

Phenoxodiol is the first anti-cancer drug licensed by Marshall Edwards Inc. from Novogen Limited. This drug stems from the research program established by Novogen that has identified a family of compounds with novel anti-cancer actions. Marshall Edwards Inc. has an option on all other Novogen anti-cancer compounds.

Dr. Graham Kelly, Chairman of Marshall Edwards Inc. said "In addition to phenoxodiol, Novogen has identified a number of similar compounds that are showing selective activity against a number of common human cancers.

"The action of these drugs against targets so fundamental to cancer cell survival suggests that they can kill cancer cells independent of the type of mutation behind the cancer and independent of their development of resistance to other drugs."

Marshall Edwards Inc. (AIM:MSH) was listed on the London Stock Exchange's Alternative Investment Market in May 2002.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT), NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	:	**PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR** **DR GRAHAM KELLY, PHENOXODIOL PROGRAM DIRECTOR** **NOVOGEN LIMITED** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157